Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, Canada – July 29, 2011

PRECISION DRILLING CORPORATION
ANNOUNCES CLOSING OF SENIOR NOTES OFFERING

Precision Drilling Corporation (“Precision” or the “Corporation”) today announced the closing of its offering of US$400 million aggregate principal amount of 6.50% senior unsecured notes due 2021 (the “notes”) in a private placement.

Precision intends to use the net proceeds from the notes offering to fund its capital expenditure program, including its 2011 new build program, and for general corporate purposes.

The notes were offered to qualified institutional buyers under Rule 144A and outside the United States pursuant to Regulation S. The notes have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, including the notes, nor shall there be any offer or sale of the notes in any state, or jurisdiction in which such offer, solicitation, or sale would be unlawful.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this news release, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “intends”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward‐looking information” within the meaning of applicable Canadian securities legislation and “forward‐looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward‐looking information and statements”).

In particular, forward‐looking information and statements include, but are not limited to, the use of the net proceeds from the notes offering. These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations.

ABOUT PRECISION

Precision is a leading provider of safe and High Performance, High Value services to the North American oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, directional drilling services, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations
Precision Drilling Corporation

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7